United States securities and exchange commission logo





                             June 7, 2021

       Warren B. Kanders
       Chief Executive Officer
       Cadre Holdings, Inc.
       13386 International Pkwy
       Jacksonville, FL 32218

                                                        Re: Cadre Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 10,
2021
                                                            CIK No. 0001860543

       Dear Mr. Kanders:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement of Form S-1

       Prospectus Summary
       Business Overview, page 1

   1. We note your disclosure here and throughout your prospectus stating that you have established leading
market positions. Please revise to provide the basis for this claim.
                                                        Additionally, please
revise to substantiate your claim that your free-cash-flow conversion rate is among the
highest in the industry.
       Risks Related to Our Business, page 5

   2. We note your disclosure on page 45 that as of March 31, 2021 you had outstanding debt of $211.9 million.
Please add related disclosure under an appropriate heading in the Risk
 Warren B. Kanders
FirstName  LastNameWarren  B. Kanders
Cadre Holdings, Inc.
Comapany
June 7, 2021NameCadre Holdings, Inc.
June 7,
Page 2 2021 Page 2
FirstName LastName
         Factors section and a bullet point highlighting the risks related such debt. Additionally, please add a bullet point highlighting the risks related to concentration of ownership of your common stock.
Risk Factors
Risks Related to Our Business
We may lose money or generate less than expected profits on our fixed-price contracts , page 15

3. Please place your disclosure in appropriate context by quantifying the extent to which your business relies on fixed-price contracts.
Risks Related to this Offering and Ownership of our Common Stock
We expect to adopt amended and restated bylaws which provides that the Court of Chancery of the State of Delaware will be..., page 23

4. We note your disclosure here that the choice of forum provision in your amended and restated bylaws to be effective upon the completion of the offering will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We further note your disclosure on page 80 of your prospectus stating (i) that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action under the
         Securities Act and (ii) that nothing in your amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court. Please revise your disclosure here and on page 80 to clarify whether your exclusive forum provision(s) will apply to actions arising under the Securities Act or
         Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Industry and Market Data, page 26

5. You state that you have not verified any third-party information and that investors are cautioned not to give undue weight to estimates set forth in the registration statement.
         These statements may imply an inappropriate disclaimer of liability. Please revise your disclosure to remove any implication that investors are not entitled to rely on the information in your registration statement.
 Warren B. Kanders
FirstName  LastNameWarren  B. Kanders
Cadre Holdings, Inc.
Comapany
June 7, 2021NameCadre Holdings, Inc.
June 7,
Page 3 2021 Page 3
FirstName LastName
Use of Proceeds, page 27

6. We note that you intend to use a portion of the net proceeds of this offering to reduce outstanding indebtedness. Please expand your disclosure to provide the interest rate and maturity of such indebtedness. Additionally, if the indebtedness was incurred within the last year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to
         Item 504 of Regulation S-K for guidance.
Capitalization, page 29

7. Please revise to remove cash from your total Capitalization amount as cash is not a component of Capitalization.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Three Months Ended March 31, 2021 to Three Months Ended March 31, 2020
Net Sales, page 40

8. Please revise to explain the specific reasons for each of the contributing factors you describe related to the significant change in product segment net sales for the three months ended March 31, 2021 compared to the prior period. Refer to the requirements of Item 303 of Regulation S-K.
Comparison of Year Ended December 31, 2020 to Year Ended December 31, 2019 Selling, General and Administrative, page 41

9. Please revise the last sentence to clarify that there was no goodwill impairment in 2020.
Liquidity and Capital Resources
Debt, page 45

10. For each of your Term Loan and Revolving Credit Facility, please revise to disclose the specific material financial covenants.
Business
Competition, page 57

11.      Please expand your disclosure to identify specific competitors.

Government Regulation, page 58

12. Please expand your disclosure to identify and describe the regulations applicable to your industry and operations, as referenced in the risk factor on page 10.
13. We note your cross reference to Note 13 to your audited financial statements and Note 6 to your interim financial statements for a discussion of legal proceedings. Please revise to provide here disclosure required by Item 103 of Regulation S-K.
 Warren B. Kanders
FirstName  LastNameWarren  B. Kanders
Cadre Holdings, Inc.
Comapany
June 7, 2021NameCadre Holdings, Inc.
June 7,
Page 4 2021 Page 4
FirstName LastName
Intellectual Property and Trademarks, page 58

14. Please revise to disclose the number of patents you own, disaggregated by type of patent or patent family, scope of patent protection, related expiry dates and the foreign jurisdictions where you hold issued patents or pending patent applications. Refer to Item
         101(c)(1)(iii)(B) of Regulation S-K.
Executive and Director Compensation
Narrative Disclosure to Summary Compensation Table
Employment Arrangements with our Named Executive Officers, page 64

15. We note that you plan to enter into employment agreements with each of your named executive officers prior to the completion of this offering. Please expand your disclosure to describe the material terms of such employment agreements and file the agreements, or a form of the agreements, as exhibits to the registration statement, or advise. Refer to
         Item 601(b)(10) of Regulation S-K for guidance.
Certain Relationships and Related Party Transactions, page 72

16. We note your disclosure concerning transactions in which you paid fees to a company controlled by your Chief Executive Officer Mr. Kanders in amounts of $1 million and
         $450,000, respectively. Please revise to describe the specific services performed in exchange for such fees, whether Mr. Kanders was involved in negotiating such fees on behalf of the Company and/or Kanders & Company and the rationale for employing
         Kanders & Company in connection with the referenced transactions.
17. We note your disclosure in Note 16 to your audited financial statements indicating the
         Company leases five distribution warehouses and retail stores from an employee. Please provide disclosure required by Item 404 of Regulation S-K.
Principal Stockholders, page 75

18. We note your disclosure that Mr. Kanders beneficially owns 93.26% of your outstanding common stock. Please tell us whether you plan to rely on New York Stock Exchange
         listing standards for a    controlled company,    and if so, please
revise your cover page
         accordingly and provide related disclosure in the Risk Factors section.
Financial Statements
Note 1. Significant Accounting Policies
Revenue Recognition, page F-10

19. Please revise to address revenue recognition related to sales to distributors including accounting for any variable consideration under ASC 606-10-50. Warren B. Kanders
Cadre Holdings, Inc.
June 7, 2021
Page 5
Note 18. Segment Data, page F-31

20. Please explain to us why operating expenses are not provided to the CODM and why the only measure of segment performance is gross profit. We reference the requirements of
      ASC 280-10-50-22
21. We note the discussion on pages 53 and 54 of your diversified product portfolio of critical safety and survivability equipment to protect first responders. Please explain to us your consideration of the disclosures about products in ASC 280-10-50-40.

General

22. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameWarren B. Kanders
                                                           Division of
Corporation Finance
Comapany NameCadre Holdings, Inc.
                                                           Office of Life
Sciences
June 7, 2021 Page 5
cc:       Robert L. Lawrence, Esq.
FirstName LastName